SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549





                                 FORM 11-K



(Mark One)

[X] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [Fee Required] for the fiscal year ended December 31, 1993.

[_] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [No Fee Required] for the transition period from _________ to _________.



Commission File Number  001-10783
- - ---------------------------------



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    FISHER-PRICE, INC. MATCHING SAVINGS PLAN
                                636 GIRARD AVENUE
                           EAST AURORA, NEW YORK 14052



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               MATTEL, INC.
                        333 CONTINENTAL BOULEVARD
                    EL SEGUNDO, CALIFORNIA  90245-5012

[Coopers & Lybrand letterhead]


                 REPORT OF INDEPENDENT ACCOUNTANTS
                 ---------------------------------



To the Participants and Plan Administrator of the Fisher-Price, Inc. Matching Savings Plan


We have audited the accompanying statements of net assets available for plan benefits of the Fisher-Price, Inc. Matching Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Fisher-Price, Inc. Matching Savings Plan as of December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1993, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



/s/ Coopers & Lybrand
- - ---------------------

Rochester, New York
April 22, 1994


                                                     FISHER-PRICE, INC.

                                                    MATCHING SAVINGS PLAN

                                     STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                     DECEMBER 31, 1993


                                                                        Growth &       Managed
                                                                         Income        Income
                                        Mattel, Inc.     Magellan      Portfolio      Portfolio       Employee
                                         Stock Fund        Fund           Fund           Fund           Loans         Total
                                        ------------   ------------   ------------   ------------   ------------   ------------
Investments, at fair market value:
  Mattel, Inc. common stock
  (103,127 shares, cost $1,939,827)     $  2,848,888                                                               $  2,848,888

  Fidelity Magellan Fund
  (78,768 shares, cost $5,378,999)                     $  5,580,729                                                   5,580,729

  Fidelity Growth & Income Portfolio
  (209,022 shares, cost $4,391,360)                                   $  4,644,471                                    4,644,471

  Fidelity Managed Income Portfolio
  (2,173,532 shares, cost $2,173,532)                                                $  2,173,532                     2,173,532

Loans receivable                                                                                    $    361,802        361,802
                                        ------------   ------------   ------------   ------------   ------------   ------------
    Net assets available for
      plan benefits                     $  2,848,888   $  5,580,729   $  4,644,471   $  2,173,532   $    361,802   $ 15,609,422
                                        ============   ============   ============   ============   ============   ============

                          The accompanying notes are an integral part of the financial statements.



                                                     FISHER-PRICE, INC.

                                                    MATCHING SAVINGS PLAN

                                     STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                     DECEMBER 31, 1992


                                                                        Growth &       Managed
                                                                         Income        Income
                                        Fisher-Price     Magellan      Portfolio      Portfolio       Employee
                                         Stock Fund        Fund           Fund           Fund           Loans         Total
                                        ------------   ------------   ------------   ------------   ------------   ------------
Investments, at fair market value:
  Fisher-Price, Inc. common stock
  (47,793 shares, cost $993,349)        $  1,200,798                                                               $  1,200,798

  Fidelity Magellan Fund
  (37,809 shares, cost $2,492,559)                     $  2,382,338                                                   2,382,338

  Fidelity Growth & Income Portfolio
  (87,200 shares, cost $1,772,185)                                    $  1,718,724                                    1,718,724

  Fidelity Managed Income Portfolio
  (1,280,664 shares, cost $1,280,664)                                                $  1,280,664                     1,280,664

Contribution receivable                      132,348        252,313        237,109        135,230                       757,000

Loans receivable                                                                                    $     29,251         29,251
                                        ------------   ------------   ------------   ------------   ------------   ------------
    Net assets available for
      plan benefits                     $  1,333,146   $  2,634,651   $  1,955,833   $  1,415,894   $     29,251   $  7,368,775
                                        ============   ============   ============   ============   ============   ============

                          The accompanying notes are an integral part of the financial statements.



                                                     FISHER-PRICE, INC.

                                                    MATCHING SAVINGS PLAN

                               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                            FOR THE YEAR ENDED DECEMBER 31, 1993



                                                                        Growth &       Managed
                                                                         Income        Income
                                        Mattel, Inc.     Magellan      Portfolio      Portfolio       Employee
                                         Stock Fund        Fund           Fund           Fund           Loans         Total
                                        ------------   ------------   ------------   ------------   ------------   ------------
Net assets available for plan
  benefits at beginning of year         $  1,333,146   $  2,634,651   $  1,955,833   $  1,415,894   $     29,251   $  7,368,775

Additions:
  Employer contributions                     319,090        660,610        599,630        344,927              -      1,924,257
  Employee contributions:
    Employee contribution                    706,879      1,481,430      1,368,615        630,974              -      4,187,898
    Rollover contribution                      3,693         49,808         65,516          7,269              -        126,286
  Dividend and interest income                14,301        466,744        230,196        103,487              -        814,728

  Realized gain:
    Proceeds                                 730,931        760,981        471,040        641,899              -      2,604,851
    Cost                                    (539,212)      (738,735)      (447,866)      (641,899)             -     (2,367,712)
                                        ------------   ------------   ------------   ------------   ------------   ------------
      Subtotal realized gain                 191,719         22,246         23,174              -              -        237,139

  Unrealized gain on investments             701,612        311,953        306,572              -              -      1,320,137
  Loan repayments                             13,750         32,787         17,850         16,896        (81,283)             -
                                        ------------   ------------   ------------   ------------   ------------   ------------
                                           1,951,044      3,025,578      2,611,553      1,103,553        (81,283)     8,610,445
                                        ------------   ------------   ------------   ------------   ------------   ------------
Deductions:
  Benefit payments                            61,411        123,834         84,512         90,778          5,090        365,625
  Loan withdrawals                            63,461        143,495        124,386         87,582       (418,924)             -
  Other                                            -              -              -          4,173              -          4,173
                                        ------------   ------------   ------------   ------------   ------------   ------------
                                             124,872        267,329        208,898        182,533       (413,834)       369,798
                                        ------------   ------------   ------------   ------------   ------------   ------------

Transfers between funds                     (310,430)       187,829        285,983       (163,382)             -              -
                                        ------------   ------------   ------------   ------------   ------------   ------------
Net increase                               1,515,742      2,946,078      2,688,638        757,638        332,551      8,240,647
                                        ------------   ------------   ------------   ------------   ------------   ------------
Net assets available for plan
  benefits at end of year               $  2,848,888   $  5,580,729   $  4,644,471   $  2,173,532   $    361,802   $ 15,609,422
                                        ============   ============   ============   ============   ============   ============

                          The accompanying notes are an integral part of the financial statements.


                                                     FISHER-PRICE, INC.

                                                    MATCHING SAVINGS PLAN

                               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                            FOR THE YEAR ENDED DECEMBER 31, 1992



                                                                        Growth &       Managed
                                                                         Income        Income
                                        Fisher-Price     Magellan      Portfolio      Portfolio       Employee
                                         Stock Fund        Fund           Fund           Fund           Loans         Total
                                        ------------   ------------   ------------   ------------   ------------   ------------
Additions:
  Employer contributions                $    388,335   $    963,360   $    734,970   $    484,405   $          -   $  2,571,070
  Employee contributions:
    Employee contribution                    564,753      1,577,858      1,089,015        638,310              -      3,869,936
    Rollover contribution                    121,033        106,645         59,454        227,643              -        514,775
  Dividend and interest income                 3,487        244,757        164,142         36,903              -        449,289

  Realized gain (loss):
    Proceeds                                  67,812        159,122         79,575              -              -        306,509
    Cost                                     (58,217)      (164,772)       (81,804)             -              -       (304,793)
                                        ------------   ------------   ------------   ------------   ------------   ------------
      Subtotal realized gain (loss)            9,595       (  5,650)       ( 2,229)             -              -          1,716

  Unrealized gain (loss) on
    investments                              207,449       (110,221)       (53,461)             -              -         43,767
  Loan repayments                                294          1,131            161            962         (2,548)             -
                                        ------------   ------------   ------------   ------------   ------------   ------------
                                           1,294,946      2,777,880      1,992,052      1,388,223         (2,548)     7,450,553
                                        ------------   ------------   ------------   ------------   ------------   ------------
Deductions:
  Benefit payments                             9,007         33,340         19,462         17,832              -         79,641
  Loan withdrawals                             3,204          9,988         11,500          7,107        (31,799)             -
  Other                                            -             68              -          2,069              -          2,137
                                        ------------   ------------   ------------   ------------   ------------   ------------
                                              12,211         43,396         30,962         27,008        (31,799)        81,778
                                        ------------   ------------   ------------   ------------   ------------   ------------
Transfers between funds                       50,411        (99,833)        (5,257)        54,679              -              -
                                        ------------   ------------   ------------   ------------   ------------   ------------
Net increase                               1,333,146      2,634,651      1,955,833      1,415,894         29,251      7,368,775
                                        ------------   ------------   ------------   ------------   ------------   ------------
Net assets available for plan
  benefits at end of year               $  1,333,146   $  2,634,651   $  1,955,833   $  1,415,894   $     29,251   $  7,368,775
                                        ============   ============   ============   ============   ============   ============

                          The accompanying notes are an integral part of the financial statements.

                        FISHER-PRICE, INC.

                       MATCHING SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS

                         DECEMBER 31, 1993





1 - DESCRIPTION OF THE PLAN
    -----------------------

    The Fisher-Price, Inc. Matching Savings Plan (the Plan), established January 1, 1992, is a defined contribution plan which covers all eligible employees of Fisher-Price, Inc. ("the Company") with at least six months of service and who are age twenty and one-half years or older. Effective November 30, 1993, the Company merged with Mattel, Inc. ("Mattel") and became a wholly-owned subsidiary of Mattel. As a result of the merger, each Fisher-Price, Inc. common share was exchanged for 1.275 shares of Mattel common stock and the Fisher-Price Stock Fund became the Mattel Stock Fund. There was no effect on Plan provisions as a result of this transaction. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    Participants may elect to make voluntary contributions of 1% to 10% of their annual compensation subject to certain limitations. The Company will match 100% of the first $300 of a participant's contribution, 75% of the next $200 contributed and 40% of contributions over $500 up to a maximum of 6% of annual compensation. Additionally, the Board of Directors of Mattel can authorize an additional "discretionary" contribution of up to 50% of the participant's contribution, limited to 6% of his or her annual compensation. Participants are immediately vested in their voluntary contributions, the Company's contributions, and their share of actual earnings.


    Investment Programs
    -------------------

    The Plan allows participants to direct their contributions, in 20% increments, to any combination of four investment accounts. All investment accounts are maintained by Fidelity Management Trust Company. The investment options are as follows:

      Mattel, Inc. Stock Fund
      -----------------------

      This fund's investments consist of Mattel common stock. The stock is listed on the New York State Exchange (Symbol:
      MAT).

      Fidelity Magellan Fund
      ----------------------

      This fund invests in common stock of companies offering long-term capital growth.

      Fidelity Growth and Income Portfolio Fund
      -----------------------------------------

      This fund invests in common stock of companies offering growth in earnings potential while paying current dividends.

      Fidelity Managed Income Portfolio Fund
      --------------------------------------

      This   fund   invests  primarily  in  guaranteed   investment
      contracts issued by insurance companies and commercial banks and other similar types of fixed principal investments.

      Employee Loans
      --------------

      Employee Loans consist of amounts borrowed by participants less principal repayments. Loans to participants are reflected as an increase in Employee Loans and as a decrease in the equity of the investment fund from which the loan was made. Repayments, conversely, reduce Employee Loans and increase the respective investment fund's equity. Interest paid to the Plan on loans to participants is credited to the borrower's account in the investment fund to which repayments are allocated.

    Income earned by each fund, including realized and unrealized gains and losses on investments, is allocated to participants' accounts based on their pro-rata share of contributions and income earned thereon. At December 31, 1993 there were 2,121 participants in the Plan of which 859 were participating in the Mattel, Inc. Stock Fund, 1,391 in the Fidelity Magellan Fund, 1,298 in the Fidelity Growth & Income Portfolio Fund and 835 in the Fidelity Managed Income Portfolio Fund. There were 259 participants with loans outstanding at December 31, 1993. The Plan provides the participants flexibility to reallocate their account balances among the various investment options at certain times stipulated within the Plan agreement.

    Withdrawals, Distributions and Loans
    ------------------------------------

    A participant undergoing certain types of financial hardship, as defined by the Plan, may request the Plan administrator to distribute all or a portion of his or her account. Such distributions may be granted by the Plan administrator if the participant meets certain criteria defined by the Plan. Distributions under the Plan commence immediately if a participant dies, is permanently disabled or attains normal retirement age. Upon termination of employment, if the amount in a participant's account exceeds $3,500, benefit payments will be delayed until a participant dies, is permanently disabled or attains normal retirement age; however, a participant may request in writing to receive his or her benefits at any time after employment terminates. The Plan provides certain elections for participants under which distributions from the Plan may be deferred.

    Additionally, a participant may elect to borrow from the accumulated amount of assets in his or her account. All loans are subject to the review and approval of the Plan administrator. Terms and conditions of the loans are discussed in the Plan agreement.

    Administration
    --------------

    The Plan is administered by the Company. The Company has selected Fidelity Management Trust Company to be the Trustee of the Plan. The Trustee is responsible for maintaining the assets of the Plan and reporting on the earnings and assets of the Plan. Administrative expenses are paid by the Company.

    Plan Termination
    ----------------

    In the event of termination of the Plan, all participants shall have a fully vested and nonforfeitable right to the amount credited to their accounts at the date of such termination.

    For a more complete description of the Plan's provisions, participants should refer to the Plan document.


2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    -----------------------------------------

    Basis of Accounting
    -------------------

    The financial statements are prepared using the accrual basis of accounting.

    Investments
    -----------

    Investments are reflected at current market value as measured by quoted market prices in an active market or as determined in good faith by the Trustee. Net realized gain or loss on the disposition of investments and investment income are also determined by the Trustee. The unrealized appreciation and depreciation of investments is determined from information
    provided  by  the  Trustee.   Net  unrealized  appreciation  at
    December 31, 1993 and 1992 was approximately $1,364,000 and $44,000, respectively.


3 - FEDERAL INCOME TAXES
    --------------------

    The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, exempt from tax under present income tax laws.


                            FISHER-PRICE, INC.

                          MATCHING SAVINGS PLAN

       ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             DECEMBER 31, 1993


                                                                      Market
  Shares                 Description                   Cost           Value
- - ----------    ----------------------------------    -----------    -----------
   103,127    Mattel, Inc. Stock Fund               $ 1,939,827    $ 2,848,888

    78,768    Fidelity Magellan Fund                  5,378,999      5,580,729

   209,022    Fidelity Growth & Income Portfolio      4,391,360      4,644,471

 2,173,532    Fidelity Managed Income Portfolio       2,173,532      2,173,532



 *  Refers to item number in Form 5500 (Annual Return/Report of
    Employee Benefit Plan) for the year ended December 31, 1993, which material is incorporated therein by reference.


                                   FISHER-PRICE, INC.

                                 MATCHING SAVINGS PLAN

                  ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS

                                   DECEMBER 31, 1993



   Transactions by                                        Number of   Number of    Realized
   Fund or Carrier        Total Purchases   Total Sales   Purchases     Sales     Gain/Loss
- - -----------------------   ---------------   -----------   ---------   ---------   ---------

Mattel, Inc. Stock Fund       $ 1,485,690   $   730,931         187          39   $ 191,719

Fidelity Magellan Fund          3,625,176       760,981         174         104      22,246

Fidelity Growth and
 Income Portfolio Fund          3,067,041       471,040         167         105      23,174

Fidelity Managed
 Income Portfolio Fund          1,534,767       641,899         143         133           -



 *  Refers to item number in Form 5500 (Annual Return/Report of
    Employee Benefit Plan) for the year ended December 31, 1993, which material is incorporated therein by reference.

                        POWER OF ATTORNEY
                        -----------------


          We, the undersigned directors of Fisher-Price, Inc., the Plan Administrator for the Fisher-Price, Inc. Matching Savings Plan, do hereby severally constitute and appoint John L. Vogelstein, N. Ned Mansour and Robert Normile, and each of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or any of them, may deem necessary or advisable to enable said Plan to comply with the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Annual Report on Form 11-K, including specifically, but without limitation, power and authority to sign for us or any of us, in our names in the capacities indicated below, any and all amendments hereto; and we do each hereby ratify and confirm all that said attorneys and agents or any one of them, shall do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                         Fisher-Price, Inc. Matching Savings Plan
                         ----------------------------------------
                                      (Name of Plan)


                         Fisher-Price, Inc., Plan Administrator


                         /s/ John W. Amerman
                         -------------------------------
                         John W. Amerman, Director


                         /s/ James A. Eskridge
Date: June 28, 1994      -------------------------------
      -------------      James A. Eskridge, Director